Andrew L. Zutz 202.346.4116 azutz@goodwinlaw.com	Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

July 31, 2018

VIA EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	State Street Variable Insurance Series Funds, Inc.

Supplemental Response to Staff Comments on Post-Effective Amendment No. 66

to the Registration Statement on Form N-1A

File Nos. 002-91369, 811-04041

Dear Mr. Gregory:

On behalf of State Street Variable Insurance Series Funds, Inc. (the “Registrant”), we are submitting this supplemental letter in response to the follow-up comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) via telephone on July 27, 2018 regarding certain responses in a letter dated July 25, 2018, which responded to comments from the Staff on Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A, as filed on May 16, 2018 (the “Amendment”). A summary of the Staff’s follow-up comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Amendment.

Prospectus Comment

1.      Comment: Please further revise the “Exchange-Traded Funds Risk” disclosure to include authorized participant-related risks of investing in ETFs.

Response: The Registrant has added the following paragraph to the disclosure in the “More on Risks” section:

“The ETFs may have a limited number of financial institutions that act as authorized participants (“APs”), none of which are obligated to engage in creation and/or redemption transactions. To the extent that those APs exit the business, or are unable to or choose not to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem, there may be a significantly diminished trading market for the shares of the ETF. This circumstance may lead to shares of the ETF trading at a discount or premium to NAV and possibly facing

Mr. Gregory

July 31, 2018

trading halts and/or delisting. The AP concentration risk may be heightened in scenarios where APs have limited or diminished access to the capital required to post collateral.”

SAI Comment

2.      Comment: Please file as an exhibit a copy of the independent auditor’s consent for each series of the Registrant whose financial statements are incorporated by reference into the Registration Statement.

Response: The Registrant will include the requested consent in the Rule 485(b) submission. The consent will specifically identify each series of the Registrant whose financial statements are incorporated by reference into the Registration Statement.

*        *        *

We believe that the foregoing has been responsive to the Staff’s follow-up comments. Please call the undersigned at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Andrew L. Zutz
Andrew L. Zutz

cc:	Andrew J. DeLorme, State Street Global Advisors

James Goundrey, State Street Global Advisors

Gerry Maiorana, State Street Global Advisors

Christopher E. Palmer, Goodwin Procter LLP

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